February 11, 1991




Mr. Stephan L. Jones
President
Princor Blue Chip Fund, Inc.
Principal Financial Group
Des Moines, Iowa 50392-0200


Dear Mr. Jones

     Principal Mutual Life Insurance Company intends to purchase 750,000 shares of Common Stock of Princor Blue Chip Fund, Inc., par value $.01 per share (the "Shares") at $10.00 per share. In connection with such purchase, Principal Mutual Life Insurance Company represents and warrants that it will purchase such Shares as an investment and not with a view to resale, distribution or redemption.


                                        Principal Mutual Life Insurance Company



                                        By ___Michael D. Roughton______________
                                           Michael D. Roughton


MDR/ka